- The Registrant's Declaration of Trust was amended to permit the Registrant's Board of Trustees to approve certain mergers, consolidations, reorganizations, and related sales and/or exchanges of assets without shareholder approval when such approval is not required under the Investment Company Act of 1940.
- A provision was added to the Registrant's Declaration of Trust that establishes procedural and fund holdings requirements for bringing a derivative action on behalf of the Registrant.